UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
ML Macadamia Orchards, L.P.

(Name of Issuer)
Class A Units

(Title of Class of Securities)
55307U107

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		380,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		380,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	380,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virign Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		380,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		380,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	380,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		380,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		380,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	380,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Untied States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		380,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		380,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	380,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 1 hereby amends the Schedule 13G (the “Schedule 13G”) previously filed on May 15, 2006 by Berggruen Holdings North America Ltd, a British Virgin Islands (“BVI”) business company (“BHNA”) with respect to the Class A Units (the “Units”) of ML Macadamia Orchards, L.P., a Delaware limited partnership (the “Issuer”), as follows:

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: BHNA, Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”), Tarragona Trust, a BVI trust (“Tarragona”) and Nicolas Berggruen. The Units are owned by BHNA. BHNA is a direct, wholly-owned subsidiary of Berggruen Holdings. All of the shares of Berggruen Holdings are owned by Tarragona. The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Mr. Berggruen is a director of Berggruen Holdings and may be considered to have beneficial ownership of Berggruen Holdings’ interests in the Issuer. Each of BHNA, Berggruen Holdings, Tarragona and Mr. Berggruen is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of BHNA and Berggruen Holdings is 1114 Avenue of the Americas, 41st Floor, New York, NY 10036. The principal business address of Mr. Berggruen is 9-11 Grosvenor Gardens, London, SW1W OBD, United Kingdom. The principal business address of Tarragona is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 4.	Ownership:

Incorporated by reference to Item 2(a) above and Items 5-11 of each Reporting Person’s respective cover page.

Exhibits and Schedules.

	Exhibit A	Joint Filing Agreement, dated February 14, 2008, by and among the Reporting Persons.

	Exhibit B	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared S. Bluestein.

	Exhibit C	Limited Power of Attorney, dated October 23, 2007, given by Nicolas Berggruen to Jared S. Bluestein.

SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	Berggruen Holdings North America Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Tarragona Trust By: Maitland Trustees Limited, as Trustee
By:	*
	Name:	Jared S. Bluestein
	Title:	Attorney-in-fact

*
Nicolas Berggruen

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13G pursuant to a Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: February 14, 2008	*By:	/s/ Jared S. Bluestein
Jared S. Bluestein, Attorney-in-fact

EXHIBIT A
SCHEDULE 13G JOINT FILING AGREEMENT
     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: February 14, 2008	Berggruen Holdings North America Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Tarragona Trust By: Maitland Trustees Limited, as Trustee
By:	*
	Name:	Jared S. Bluestein
	Title:	Attorney-in-fact

*
Nicolas Berggruen

*	The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to a Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: February 14, 2008	*By:	/s/ Jared S. Bluestein
Jared S. Bluestein, Attorney-in-fact

EXHIBIT B
LIMITED POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that Maitland Trustees Limited, a trust company licensed under the British Virgin Islands Banks and Trust Companies Act 1990, having its registered address at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands, in its capacity as Trustee, of the Tarragona Trust, a trust established under the laws of the British Virgin Islands (the “Trustee” and the “Trust” respectively), hereby appoints Jared Bluestein as the true and lawful Attorney-in-Fact of the Trustee (the “Attorney-in-Fact”), to act for and on behalf of and in the name, place and stead of the Trustee and only on the specific advice of USA legal counsel:
(i)	to prepare, execute and file, for and on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing (collectively, the “Exchange Act Filings”);

(ii)	to do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the Trustee, it being understood that the documents executed by the Attorney-in-Fact on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in the Attorney-in-Fact’s discretion.
     The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Trustee might or could do if personally present, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.
     The Attorney-in-Fact shall have no power of substitution and shall be obliged to furnish the Trustee with copies (which may be provided via electronic mail to the Trustee’s designee) of each and every document prepared, executed and filed under this power of attorney prior to or simultaneously with such filing.
     This Limited Power of Attorney will remain effective until revoked by the Trustee.
     This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the British Virgin Islands, without giving effect to any principles of conflicts of laws.

     IN WITNESS WHEREOF, the Trustee has caused its name to be hereto signed as a deed and these presents to be acknowledged by its duly elected and authorized officer this 23rd day of June 2006.

Executed as a deed by		)
Maitland Trustees Limited		)
Acting by:	/s/ Rory Charles Kerr	)
Director:	Rory Charles Kerr	)
Director/Secretary:	/s/ Lucy Woolwough Lucy Woolwough	) )
In the presence of:		)
Witness 1:	/s/ Olivia Henry	)
Name and title:	Miss Olivia Mary Henry	)
Witness 2:	/s/ Hermanus Roelof Willem Troskie	)
Name and title:	Hermanus Roelof Willem Troskie	)

WITNESS my hand and official seal.
/s/ Colin Charles Bird
Notary Public

[SEAL]

EXHIBIT C
LIMITED POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Jared S. Bluestein as his true and lawful Attorney-in-Fact (the “Attorney-in-Fact”), to act for and on, his behalf and in the name, place and stead of the undersigned:
(i)	to prepare, execute and file, for and on behalf of the undersigned, directly or indirectly, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing (collectively, the “Exchange Act Filings”);

(ii)	to do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by the Attorney-in-Fact on behalf of the undersigned, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in the Attorney-in-Fact’s discretion; and

(iii)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.
     This Limited Power of Attorney will remain effective until revoked by the undersigned.
     This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any principles of conflicts of laws.

     IN WITNESS WHEREOF, the undersigned has caused his name to be hereto signed this 23rd day of October, 2007.

By:	/s/ Nicolas Berggruen
	Name:	Nicolas Berggruen

WITNESS:
By:	/s/ Rebecca Ortega
	Name:	Rebecca Ortega

By:	/s/ Rama Raju
	Name:	Rama Raju

STATE OF NEW YORK	) )	ss.:
COUNTY OF NEW YORK	)
     On the 23rd day of October, in the year 2007, before me, the undersigned, a Notary Public in and for said State, personally appeared Nicolas Berggruen, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed within the instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Alice T. Vokshi
Alice T. Vokshi
Notary Public